EXHIBIT 99.9

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO NEWSWIRE SERVICES IN THE UNITED STATES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

High Tide to Acquire Remaining 49.9% of KushBar Joint Venture with 4 Retail Cannabis Locations in Alberta

Calgary, AB, December 10, 2019 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (Frankfurt:2LY), an Alberta-based, retail-focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products, is pleased to announce that it has entered into a definitive share purchase agreement (the “Definitive Agreement”) with 2651576 Ontario Inc. (the “Minority Holder”), a private Ontario company, to acquire the remaining 49.9% interest (the “Minority Interest”) in High Tide’s majority-owned subsidiary, KushBar Inc. (“KushBar”). Pursuant to the Definitive Agreement, High Tide, which presently holds a controlling interest of 50.1% in KushBar, will acquire the Minority Interest in a transaction (the “Transaction”) that will result in KushBar becoming a wholly-owned subsidiary of High Tide. It is anticipated that the Transaction will close on or about December 12, 2019.

The Transaction marks a crucial step in High Tide’s strategy to capitalize on the second wave of the legalization of recreational cannabis products, including but not limited to concentrates, edibles and infused beverages, which are expected to be available in Alberta in early 2020. “High Tide’s goal has always been to exceed the expectations of cannabis consumers and elevate their retail experience. The acquisition of the remaining stake in the 3 operating KushBar stores in Camrose, Lloydminster and Morinville, with the fourth location opening in Medicine Hat shortly, will enable us to build on our retail strategy to help meet the upcoming increase in demand expected from Cannabis 2.0 products,” said Raj Grover, High Tide’s President & Chief Executive Officer. “As we move closer towards the new year, we are excited for what Cannabis 2.0 will have in store for High Tide and its customers,” added Mr. Grover.

Subject to applicable laws and the policies of the Canadian Securities Exchange (the “CSE”), the consideration payable for the Minority Interest will be satisfied by the issuance of a secured convertible debenture in the principal amount of approximately $700,000 (the “Debenture”) and such number of common shares in the capital of High Tide (“Shares”) having an aggregate value of $500,000, with each Share priced at the 10-day volume weighted average trading price of the Shares on the CSE immediately prior to the Closing Date. The outstanding principal amount under the Debenture is convertible, at the holder’s option, before the maturity date into Shares at a price of $0.25 per Share. The Debenture will be due 24 months from the issuance date and will not bear interest, provided however that any principal amount outstanding following the maturity date will bear interest at a rate of 10% per annum until repaid.

If, following the expiry of all hold periods imposed by applicable Canadian securities laws, the volume-weighted average trading price of the Shares on the CSE exceeds $0.30 for a period of 30 consecutive days, High Tide will be entitled to, subject to certain other conditions being met, cause the holder to convert all or part of the outstanding principal amount of the Debenture into Shares. In addition, if at any time during the term thereof, High Tide issues securities at a price deemed lower than the conversion price then in effect, then, subject to certain other conditions, such conversion price will be adjusted downward to such lower price. Completion of the Transaction remains subject to compliance with applicable laws (including the policies of the CSE), as well as a number of customary terms and conditions, including the entering into of definitive documentation with respect to the grant of certain security interests to secure the obligations of High Tide under the Debenture.

About High Tide Inc.

High Tide is an Alberta-based, retail-focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products. It is a vertically-integrated company in the Canadian cannabis market, with portfolio subsidiaries including RGR Canada Inc., Famous Brandz Inc., Kush West Distribution Inc., Smoker’s Corner Ltd., Grasscity.com, Canna Cabana Inc. and the majority of KushBar Inc. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Representing the core of High Tide’s business, RGR Canada Inc. is a high-quality and innovative designer, manufacturer and distributor of cannabis accessories. Famous Brandz Inc. is a dominant manufacturer of licensed lifestyle accessories, through partnerships with celebrities and entertainment companies including Snoop Dogg and Paramount Pictures. Famous Brandz’ products are sold to wholesalers and retailers around the world. Founded in 2009 and approved by the Canadian Franchise Association, Smoker’s Corner Ltd. is among Canada’s largest counter-culture chains with 11 locations. Kush West Distribution is in the process of becoming a cannabis wholesaler in the province of Saskatchewan. Based in Amsterdam since 2000, Grasscity.com is the world’s preeminent and most searchable online retailer of smoking accessories and cannabis lifestyle products with approximately 5.8 million site visits annually. With the deregulation of recreational cannabis for adult use across Canada, Canna Cabana Inc. and its 27 branded stores, is a sizeable retail business with a sophisticated yet playful customer experience. KushBar Inc. is a retail cannabis joint venture with 3 operating stores in Alberta, offering a modern experience that is focused on the growing customer bases in Alberta and Ontario.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Forward-Looking Information

Certain statements in this news release are forward-looking information or forward-looking statements, including, but not limited to statements with regard to the consummation of the Transaction, the ability of High Tide to build on its existing cannabis retail strategy in order to address market demand and the needs of mainstream cannabis consumers, and High Tide’s growth and expansion prospects and outlook. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia’s Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved, or that the terms and conditions relating to the Transaction will be satisfied and that the Transaction will be completed as anticipated, or at all. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Nick Kuzyk, Chief Strategy Officer & SVP Capital Markets at High Tide Inc.; Tel: (403) 265-4207; Email: Nick@HighTideInc.com; Web: www.HighTideInc.com.

3